FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Cancellation of Stock Option Granted
2.	Decision on Extending Trust Contract for Share Repurchase
3.	Other Material Matters of Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 07, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1

Cancellation of Stock Options Granted

Number of Grantees Cancelled	Concerned Company's employee and director	2
	Affiliated Companies' employee and director	0
2. Number of Shares Cancelled	Common Shares	6,000
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	571,200
	Preferred Shares
4. Reasons for Cancellation		Retirement from a company
5. Date of Board of Directors’ Resolution (Decision Date)		04/07/2009
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors (members of audit committee) in Attendance		Attend

6. Others

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Lee, JunSuk	Employee	3,000	-
Jung, Hwang	Employee	3,000	-

Item 2
Decision on Extending Trust Contract for Share Repurchase

1. Contract Amount(KRW)		Before Extention	7,880,122,992
		After Extention	7,880,122,992
2. Extension Period		from	04/11/2009
		to	10/10/2009
3. Purpose of Extension			Stabilization of stock price
4. The Other Party to the Contract			Hana Bank
5. Scheduled Extension Contract Date			04/10/2009
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	511,700	Holding Ratio (%)	3.94
		Preferred Shares	-	Holding Ratio (%)	-
	Number of Shares Indirectly Held through Trust Contracts, etc.	Common Shares	605,352	Holding Ratio (%)	4.67
		Preferred Shares	-	Holding Ratio (%)	-
7. Date of Board of Directors’ Resolution (Decision Date)			04/07/2009
- Outside Directors in Attendance		Number Present	3
		Number Absent	0
- Auditors (members of audit committee) in Attendance			Attend

8. Others

Item 3
Other Material Matters of Management

1.Purpose of Submit	Parfait Station Outside Developing Agreement
2.Material Issues

Subject
1.Purpose
-Parfait Station of re-developing process

2.Outside Developing Company
-NHN Games Co.,Ltd

3.Contracted Amount
-Developing Fee: 3.0 billion won
-This amount is 10.53% of 2008 total sales
-Initial Payment: 40% of total amount
-The rest amount will be paid follow by milestone schedule
-Number of Developer: Yearly Base (18months:423, Average:23.5)

4.Developing Period: 18month after conclusion of contract

5.Date of BOD Resolution:04-07-2009

6.Other
This Agreement with NHN Games co.,Ltd,(Major share holder of Webzen Ltd.) the director ByungKwan Kim did not exercised his right on the BOD Resolution because HyungKan Kim is related person with NHN Games co.,Ltd.)

3.Date of BOD Resolution	2009-04-07
4.Other